1510 Longbranch Avenue
Grover Beach, CA 93433
805-704-9310

May 18, 2016

Via Edgar

Re:          App Incline Corporation
Amendment Number 1 of Registration Statement on Form S-1
Filed April 27, 2016
File No. 333-210462

After Careful Consideration and to Whom It May Concern:

This letter shall serve as a reply to your letter correspondence, dated May 11, 2016 concerning App Incline Corporation and amendment to the registration statement on Form S-1 referenced above (the “Company”).

General

1.
We have reviewed your response to comment 1, and we are not persuaded by the facts you presented that you are not a shell company. Please be advised that the definition of a shell company does not turn on the company’s active pursuit of a business plan, but rather on the nature and size of its business operations and assets. In this regard, we note your statement that you have begun marketing efforts on your application is inconsistent with your statements throughout the prospectus, particularly those on page 5 indicating that you have “not commenced advertising or substantive operations” and “intend” to begin substantive operations within 3-6 months after [you] obtain a Notice of Effectiveness of this Offering.” Accordingly, please disclose that you are, or may be deemed, a shell company and include appropriate risk factor disclosure addressing the risks associated with that status.

Although we still contend that we are not a shell, we have added appropriate language regarding disclosure related to the risk that the Company may be deemed a shell.

2.	Please revise your filing to include a currently dated consent to the use of its audit report from your auditor as an exhibit. Refer to Item 601(b)(23) of Regulation S-K.

Our auditor has provided an updated consent.

3.
We note your emerging growth company disclosure refers to the decision of the “Trust” to “opt out” of the extended transition period afforded by Section 107(b) of the Jobs Act. As there is no indication of the identity of this entity, please revise or advise.

We have revised accordingly.

Description of Business

Current Operations, page 24

4.
You state that you will complete your business plan in Phase 1 in the bullet-point list, but it appears that it will take at least two phases to complete. Please revise or advise. Furthermore, you refer to Phase 3 of the plan in the last sentence of this section when there is no indication of what Phase 3 involves. Please revise.

We have revised accordingly.

Product, page 25

5.	We note your response to comment 12 that you removed all screenshots of your application. You, however, still indicate that screenshots of the application follow this disclosure. Please revise.

We have revised accordingly.

Plan of Operations, page 25

6.	You state that Phase 1 of your business plan will begin after this offering. Based on other disclosures, however, it appears that it will be Phase 2 that begins. Please revise.

We have revised accordingly.

Executive Compensation

Summary Compensation Table, page 31

7.
Please revise the salary figure to correspond with the salary earned by Mr. Elmquist during your last completed fiscal year, which appears to have ended September 30, 2015. Refer to comment 14.

We have revised accordingly.

Certain Relationships and Related Transactions, page 33

8.	We note that information regarding the unsecured promissory note’s term does not correspond with related disclosures on pages F-16 and 36 as well as Exhibit 10.2. Refer to comment 15.

       We have revised accordingly.
9.
We note your revised disclosure in the second-to-last paragraph on page 15 that Mr. Elmquist has advanced funds to the company for the costs associated with this offering. Please revise to disclose this transaction pursuant to Item 404(d) of Regulation S-K.

We have revised our disclosure to state the amounts advanced to date by Mr. Elmquist to settle offering costs incurred and invoiced by vendors as well as to further clarify that Mr. Elmquist will pay the offering costs when they come due should this occur prior to the Company raising funds under the offering.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Adam Elmquist
Adam Elmquist
President

cc:       William Eilers, Eilers Law Group, P.A.